EXHIBIT 99.1

                  Not for release in Australia, Canada or Japan

                              FOR IMMEDIATE RELEASE


      Investors:                                        Media:
      Emer Reynolds                                     Anita Kawatra
      Ph:  353-1-709-4000                               Ph:  212-407-5755
           800-252-3526                                      800-252-3526



                ELAN ANNOUNCES EXERCISE OF OVER-ALLOTMENT OPTION


DUBLIN, IRELAND, OCTOBER 31, 2003 - Elan Corporation, plc (NYSE: ELN) ("Elan") announced that the lead manager has exercised its option to purchase an additional $60 million in aggregate principal amount of Guaranteed Convertible Notes due 2008 (the "Convertible Notes") to cover over-allotments in connection with the Convertible Note offering announced on October 29, 2003, increasing the size of the issue to $460 million in aggregate principal amount of Convertible Notes. Payment for and settlement of the Convertible Notes is expected to occur on November 11, 2003.

The Convertible Notes, the guarantee of the Convertible Notes and the shares to be issued upon conversion of the Convertible Notes have not been and will not be registered under the Securities Act and, unless so registered, may not be offered, sold or distributed within the United States or to U.S. persons (as defined in Regulation S under the Securities Act) except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

This release does not constitute an offer to sell or the solicitation of an offer to buy any Convertible Notes.


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In the United Kingdom, this announcement, in so far as it constitutes an invitation or inducement to participate in the offering, is directed exclusively at persons who fall within article 19 or 49 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (all such persons together being referred to as "relevant persons"). This announcement, in so far as it constitutes an invitation or inducement to participate in the offering, must not be acted on or relied on by persons who are not relevant persons. The securities referred to in this announcement will be issued only to relevant persons. Stabilisation/FSA.

About Elan

Elan is focused on the discovery, development, manufacturing, sale and marketing of novel therapeutic products in neurology, severe pain and autoimmune diseases. Elan shares trade on the New York, London and Irish Stock Exchanges.

This document contains forward-looking statements about Elan's intentions with respect to the contemplated offerings and the other transactions described above. You can identify these statements by the fact that they use words such as "expect", "anticipate", "estimate", "project", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future events. Among the factors that could cause actual results to differ materially from those described herein are the following: the risk that Elan fails to satisfy conditions to the effectiveness of waivers required to complete the Convertible Note offering, including the completion of the sale of at least 30 million Shares in the concurrent ordinary share offering; the risk that the other customary conditions to the completion of the offerings are not satisfied, including those set forth in the purchase agreement among Elan, Elan Capital Corp., Ltd.. and the lead manager; the outcome of Elan's recovery plan and its ability to maintain flexibility and maintain sufficient cash, liquid resources, and investments and other assets capable of being monetized to meet its liquidity requirements; the outcome of the ongoing SEC investigation and shareholder litigation; the success of research and development activities and the speed with which regulatory authorizations and product launches may be achieved; competitive developments affecting Elan's current products; the ability to successfully market both new and existing products; difficulties or delays in manufacturing; the ability to meet generic and branded competition after the expiration of Elan's patents; trend towards managed care and health care cost containment; possible legislation affecting pharmaceutical pricing; exposure to product liability and other types of lawsuits; Elan's ability to protect its intellectual property; interest rate and foreign currency exchange rate fluctuations; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; general changes in US and Irish generally accepted accounting principles; growth in costs and expenses; changes in product mix; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F for the fiscal year ended December 31, 2002, and in its Reports of Foreign Issuer on Form 6-K. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.